[Letterhead of McCarthy Tétrault LLP]

Virginia K. Schweitzer
Direct line: 613-238-2174
 Direct Fax: 613-563-9386
 E-Mail: vschweitzer@mccarthy.ca

June 13, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

Attention: Russell Mancuso, Branch Chief

Dear Mr. Mancuso:

Re: World Heart Corporation
Preliminary Schedule 14A filed March 24, 2005, as amended on May 4, 2005, May 24, 2005, June 6, 2005
File No. 000-28882

Set forth below, on behalf of World Heart Corporation ("WorldHeart"), are our responses to the fourth comment letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter dated June 8, 2005 (the "Fourth Comment Letter"), on the WorldHeart proxy circular ("Circular"). The following responses correspond to the item number of the comments contained in the Fourth Comment Letter. Today, via EDGAR, WorldHeart filed an amended Preliminary Schedule 14A. With this letter, WorldHeart is providing five copies of the blacklined copy of the Preliminary Schedule 14A to the Commission and five clean copies, which reflects the changes requested in response to the comments provided in the Second Comment Letter.

Preliminary Schedule 14A

Amendment to September 2004 Warrants, page 2

1.    We note your response to prior comment 1 to our comment letter dated June 3, 2005. Please note that we may have further comments after you make your filings required under the tender offer rules.

The Schedule TO and related tender and acceptance documents that WorldHeart will file have been prepared following the examples of similar warrant exchange documents cleared by the SEC staff. We will be pleased to give you drafts by fax or e-mail if that would expedite this process.

2.    We note your analysis of why you believe the March 2003 option exchange did not need to comply with Rule 13e-4. Please clarify why you were not an "issuer" for purposes of Rule 13e-4 at the time of the option exchange, given that you had a class of equity securities registered pursuant to Section 12 of the Exchange Act at that time. In your response, please address Section II of the Division of Corporation Finance's Current Issues and Rulemaking Quarterly Update dated March 31, 2001 (which is available on our web site at www.sec.gov) and Rule 13e-4(g), if applicable.

WorldHeart's common shares had been delisted from Nasdaq and traded only on The Toronto Stock Exchange. It was a foreign private issuer with fewer than 300 U.S. holders. It did not deregister under Section 12 nor file a Form 15 to suspend its reporting obligations, although, in hindsight, it could have. It made the exchange in compliance with Ontario Securities Commission requirements. It did not consult U.S. counsel in connection with the option exchange and did not make the exchange in compliance with Rule 13e-4. WorldHeart was still subject to that Rule because it had not deregistered its common shares. We suggest, however, that its non-compliance with Rule 13e-4 was an unintentional error that caused no harm. The options that were exchanged were far out of the money and the new options that were offered were related to the then current market price so that option holders who exchanged were benefitted.

Voting — Page 9

2.    We note your response to prior comment 2. Please tell us where you have disclosed the vote required for the election of directors.

The requested disclosure has been including under the heading Voting of Proxies on Page 65.

Three-Year History, Page 15

We note your disclosure about Edwards in response to prior comment 3. We also note the disclosure about your history in Edwards 10-K. Please reconcile that disclosure with the disclosure in this section of your document.

WorldHeart has made additional disclosure on pages 13 and 15 in response to this comment. The company does not believe that Edwards' asset impairment disclosure in its 10-K is relevant for WorldHeart's proxy circular.

Reasons for the Acquisition — Page 67

5.    Please expand your disclosure in response to prior comment 5 to clarify how the analysis helped the board determine the appropriate consideration to be paid. Also clarify whether and why this is the only quantitative analysis that supports the board's recommendation to shareholder. If there are other analyses, please provide a summary of those analyses as requested by comment 5.

The requested disclosure has been included in the circular under the heading Background and Reasons for the MedQuest Acquisition on Pages 69 and 70. The disclosure clarifies that this was the only quantitative analysis considered by the Board. The Board believes that the qualitative and quantitative information it had available to it was sufficient for its decision making process.

Warrant Amendment, Page 86

6.    Based on our telephone conference on May 27, we understood that you would release the investors from the agreement to convert their debentures and exercise their warrants. This release does not appear to be reflected in your disclosure or Appendix I of your document.

Additional disclosure on page 86 clarifies that WorldHeart unilaterally released the warrantholders from their agreement to exercise warrants and will make a tender offer to them to exchange amended warrants. The agreement by debentureholders to convert debentures does not involve an amendment of debentures, an exchange of debentures or other elements that apply to the warrantholders, so there is not a need to release debentureholders.

Appendices

Further to the Commission's request, please find set out below the revised responses to Questions #23 and #26 from the SEC's second comment letter dated May 20, 2005. The questions have been reproduced below.

23.    Reference is made to adjustment 1(b). We note that cash is adjusted to reflect the change in basis from historical cost to estimated fair value. Please supp1ementally tell us why cash is being adjusted to fair value. It appears that a portion of the adjustment is made due to the fact that MedQuest is retaining cash of $325,000. We would assume that cash already approximates fair value.

Previously, WorldHeart reflected the probable acquisition as if it occurred as at January 31, 2005, which was the date that the definitive agreement to acquire the MedQuest assets was entered into, and WorldHeart presented adjustments to its December 31, 2004 and March 31, 2005 balance sheets to reflect the values of the MedQuest assets acquired as at January 31, 2005. WorldHeart has now revised the pro forma presentation to give effect to the probable acquisition as if it occurred at March 31, 2005. WorldHeart believes that it is only required to show the pro forma effect on its March 31, 2005 balance sheet which is WorldHeart's most recent period end presented. By reflecting the acquisition as if it occurred at that date, the adjustment to cash now equals the $325,000 that is to be retained by MedQuest. WorldHeart updated adjustment 1(b) to reflect the revised presentation.

26.    Reference is made to adjustments 5 and 6. Tell us supplementally, in detail, how you accounted for the modification of the warrant's exercise price that were issued in connection with the convertible debentures. Cite your basis in GAAP for the accounting treatment shown in the pro forma financial statements. We may have further comments based on your response.

WorldHeart considered the modification of the warrants' exercise price to be a concession to the warrant holders to exercise their warrants. While the warrants were issued at the same time as the convertible debentures, they are distinct financial instruments. In fact, many of the debentures were converted into the common shares prior to the announcement of the proposed acquisition causing the debenture holders to be a distinct group from the warrant holders.

WorldHeart has revised the pro forma combined condensed balance sheet as at March 31, 2005 to record an increase in the accumulated deficit and APIC. WorldHeart calculated the change in the terms of the warrants, or the concession, determined at the measurement date of January 31, 2005 to be an increase in value of the warrants of $5,860,250. WorldHeart used the guidance under FAS 123.35 for a modification of a stock based award for measuring the value of the concession. WorldHeart followed the Emerging Issues Task Force EITF D-42 "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock" as guidance for recording the concession. Since the modification caused an increase in the value of the warrants, WorldHeart determined that the effect on the company of repricing the warrants would be an increase in the loss applicable to common shareholders and accordingly WorldHeart recorded an increase in the accumulated deficit in the pro forma balance sheets.

It is WorldHeart's understanding that the Commission has no additional questions or issues to raise in respect of its review of the WorldHeart proxy circular and therefore, WorldHeart can proceed to filing its Definitive Schedule 14A with the Commission. If you have any questions concerning the foregoing, please contact Kevin Keogh of White & Case LLP at (212) 819-8227.

Yours very truly,

Virginia K. Schweitzer

cc.	Jal Jassawalla, President and CEO, World Heart Corporation Kevin Keogh, White & Case LLP